Exhibit 21.1

SUBSIDIARIES OF MOCON

The following are wholly-owned subsidiaries of MOCON, Inc.:

Name of Entity	Jurisdiction of Organization

MOCON GMBH	Germany
MOCON (Shanghai) Trading Co., Ltd.	China
Dansensor A/S	Denmark
MOCON Europe SARL	Luxembourg